SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        -----------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                      TO RULE 13D-2(A) (AMENDMENT NO. __)*

                        -----------------------------------

                                PURE WORLD, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    74622C106
                                 (CUSIP Number)

                                JACQUES DIKANSKY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NATUREX S.A.
                                 SITE D'AGROPARC
                                     BP 1218
                              84911 AVIGNON, FRANCE
                            TELEPHONE: 334.9023.9689

                                 With a copy to:

                             RICHARD S. GREEN, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 603-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JUNE 6, 2005
                        -----------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.
                         (Continued on following pages)

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP No. 74622C106                   13D                    Page 2 of 13 Pages
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NATUREX S.A.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          BK, WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          FRANCE
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  None
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                3,392,943*
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             None
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           3,392,943

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,392,943*
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.0%**
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Naturex

S.A. or Naturex Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 8,077,018 shares of the issuer's common stock outstanding as of June 6, 2005.

--------------------------------------------------------------------------------
CUSIP No. 74622C106                   13D                    Page 3 of 13 Pages
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NATUREX ACQUISITION CORP.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS/*/

          AF
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  None
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                3,392,943*
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             None
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           3,392,943

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,392,943*
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.0%**
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreement described in Items 3, 4, and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Naturex S.A. or Naturex Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based upon an aggregate of 8,077,018 shares of the issuer's common stock outstanding as of June 6, 2005.

ITEM 1. SECURITY AND ISSUER
        -------------------

     This statement relates to shares of the common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc., a Delaware corporation ("Pure World"), whose principal executive offices are located at 376 Main Street, Bedminster, New Jersey 07921. The telephone number of Pure World is (908) 234-9220.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     This statement is filed jointly by Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Naturex"), and Naturex Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Naturex. The agreement between Naturex and Purchaser relating to the joint filing of this statement is attached as Exhibit 3.

     Naturex has its principal office located at Site D'Agroparc Montfavet, B.P. 1218, F-84911 Avignon Cedex, France. The telephone number of Naturex is
334.9023.9689. Naturex manufactures and sells 100% natural ingredients for the food, flavor and nutraceutical industries.

     The Purchaser is a Delaware corporation with its principal office located at Site D'Agroparc Montfavet, B.P. 1218, F-84911 Avignon Cedex, France. The telephone number of Purchaser is 334.9023.9689. The Purchaser was incorporated on June 2, 2005 for the purpose of making a tender offer for all of the common stock of Pure World and has not engaged, and does not expect to engage, in any business other than in connection with the Merger and the Offer (each as defined in Item 4 below).

     The names, business addresses, present principal occupation or employment, and citizenship of the directors and executive officers of Naturex and the Purchaser are as set forth in Annex I hereto and incorporated herein by this reference.

     Neither Naturex, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

     The Offer (as defined below in Item 4) is not conditioned upon Naturex's or the Purchaser's ability to finance the purchase of the Shares pursuant to the Offer.

     Naturex and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer will be approximately $36.8 million plus related transaction fees and expenses. The Purchaser will acquire all such funds from Naturex, which currently intends to use cash on hand, borrowings pursuant to two existing credit facilities and borrowings pursuant to a commitment from Natexis Banques Populaires ("Natexis").

     Under the terms of Naturex's Credit Facilities, dated September 19, 2003 and Dececember 20, 2004 ("Existing Facilities"), in the amount of 1,000,000 Euros and 500,000 Euros, respectively, Natexis has committed to make loans to Naturex in the aggregate amount of up to 1,500,000 Euros. As of June 14, 2005, approximately 1,300,000 Euros remain available for borrowing under the facilities. The commitments under the Existing Facilities, and all borrowings under such facilities, mature on October 31, 2008 and December 31, 2009, respectively. Loans under the Existing Facilities bear interest at the Euribor rate plus 0.80% per annum. The credit agreements for the Existing Facilities contain customary representations, warranties, affirmative and negative covenants, defaults and acceleration provisions. The summary of Naturex's Existing Facilities is qualified in its entirety by reference to the Existing Facilities, copies of which are filed as Exhibits 4 and 5 to this Schedule 13D.

     Naturex has also received a commitment from Natexis, on behalf of itself and as agent for a pool of unspecified banks, to provide two credit facilities ("New Facilities"), one in the amount of up to 7.5 million Euros and the second in the amount of up to $US 22.5 million which will be available on a revolving credit basis. The commitment was made pursuant to a letter dated June 2, 2005 from Natexis to Naturex and is subject to execution and delivery of a loan agreement and the acquisition of Pure World by the Purchaser. Terms of the New Facilities have not yet been finalized. The summary of the letter setting forth the commitment is qualified in its entirety by reference to the letter, a copy of which is filed as Exhibit 6 to this Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION
        --------------------------

     The Purchaser is offering to purchase all outstanding Shares at a price of $4.30 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions to be set forth in the Offer to Purchase and in the related Letter of Transmittal to be filed with the SEC (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 6, 2005 (the "Merger Agreement") among Naturex, the Purchaser and Pure World. The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into Pure World (the "Merger") with Pure World continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Naturex. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Pure World as treasury stock, or owned by the Purchaser, Naturex or any direct or indirect subsidiary of Naturex or the Purchaser, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive $4.30 in cash, without interest (the "Merger Consideration").

     Consummation of the Merger is subject to a number of conditions, including approval by Pure World's stockholders and the purchase of shares pursuant to this Offer. If the Purchaser acquires at least 90% of the outstanding Shares, the Purchaser will be able to, and it intends to, effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of Pure World. If the Purchaser acquires at least a majority of the outstanding Shares, it will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholders of Pure World.

     In connection with the execution of the Merger Agreement and as an inducement to enter into the Merger Agreement, Naturex and the Purchaser entered into a Stockholder Agreement, dated as of June 6, 2005 (the "Stockholder Agreement"), with Mr. Paul O. Koether, the Chairman of the Board and a principal stockholder of Pure World, and certain other stockholders of Pure World affiliated with Mr. Koether (collectively, the "Koether Stockholders"). Approximately 37.4% of the issued and outstanding Shares on a fully diluted basis are subject to the Stockholder Agreement.

     Pursuant to the Stockholder Agreement, each Koether Stockholder has agreed
(a) to validly tender his or its Shares into the Offer as promptly as practicable, and in any event not later than the tenth business day following the commencement of the Offer, and (b) not to withdraw any Shares so tendered unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer. The Purchaser's obligation to accept for payment and pay for the Shares tendered in the Offer pursuant to the Stockholder Agreement remains subject to all the terms and conditions of the Offer set forth in the Merger Agreement.

     Additionally, under the Stockholder Agreement, each Koether Stockholder has agreed that, prior to the termination of the Stockholder Agreement, such Koether Stockholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose or, or consent to any of the foregoing ("Transfer"), any or all of its Shares, or any right or interest therein, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of its Shares; (d) deposit any of its Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of its Shares, (e) exercise or give notice of an intent to exercise, any options unless the Shares issuable thereunder become subject to the Stockholder Agreement upon exercise, or (f) take any other action that would in any way restrict, limit or interfere with the performance of the obligations under the Stockholder Agreement or the transactions contemplated by the Stockholder Agreement.

     Each Koether Stockholder also has agreed that, if any action of the Koether Stockholders is required or requested by Naturex or Purchaser between the date hereof and the consummation of the Offer with respect to the transactions contemplated by the Stockholder Agreement and the Merger Agreement, each Koether Stockholder shall vote all Shares held of record by such Koether Stockholder (or take such other similar action) in favor of the transactions contemplated by the Stockholder Agreement and the Merger Agreement.

     In addition to the foregoing covenants and agreements, each Koether Stockholder made customary representations and warranties to Pure World and Purchaser, including representations and warranties regarding the number of Shares and/or options of Pure World owned beneficially and of record by such Koether Stockholder.

     The Stockholder Agreement and all rights and obligations of the parties thereunder shall terminate immediately upon the earlier of (i) the acceptance for payment by Purchaser of the Shares pursuant to the Offer and (ii) termination of the Merger Agreement in accordance with the terms thereof.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreement in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreement, copies of which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

     (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and Naturex, by reason of the execution and delivery of the Stockholder Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 3,392,943 Shares, representing approximately 42.0% of the outstanding Shares. Except as set forth in this Item 5, none of Naturex, the Purchaser or, to their knowledge, any person listed in Annex I hereto, beneficially owns any Shares.

     With respect to the voting of the Shares, Naturex and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Stockholder Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Naturex or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (c) Except for the execution and delivery of the Stockholder Agreement and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Naturex or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

     (d) Inapplicable.

     (e) Inapplicable.

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreement in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreement, copies of which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Naturex's and the Purchaser's knowledge, except as otherwise described in this
Section 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of Pure World, including but not limited to, transfer and voting of any of the securities of Pure World, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Pure World.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

        No.   Description
        ---   -----------

        1 Agreement and Plan of Merger, dated as of June 6, 2005, among Naturex S.A., Naturex Acquisition Corp. and Pure World, Inc.

        2. Stockholder Agreement, dated as of June 6, 2005, among Naturex S.A., Naturex Acquisition Corp. and certain stockholders named therein.

        3. Joint Filing Agreement, dated June 16, 2005, between Naturex S.A. and Naturex Acquisition Corp.

        4. Credit Agreement, dated September 19, 2003, between Naturex S.A. and Natexis Banques Populaires.

        5. Credit Agreement, dated December 20, 2004, between Naturex S.A. and Natexis Banques Populaires.

        6.    Letter, dated June 2, 2005, from Natexis Banques Populaires to
              Naturex.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2005

                                       NATUREX S.A.

                                       By:  /s/ Jacques Dikansky
                                            ------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and
                                                   Chief Executive Officer

                                       NATUREX ACQUISITION CORP.

                                       By:  /s/ Jacques Dikansky
                                            ------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and
                                                   Chief Executive Officer

                                                                         Annex I

         INFORMATION CONCERNING OFFICERS AND DIRECTORS OF NATUREX S.A.

     The following are the name, present principal occupation or employment and past material occupations, positions or employment for at least the past five years for each director and executive officer of Naturex. Unless otherwise noted, the current business address for each person is Site D'Agroparc Montfavet, B.P. 1218, F-84911 Avignon Cedex, France. Unless stated otherwise, each person is a citizen of the French Republic.

NAME and BUSINESS            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
ADDRESS                      and FIVE YEAR EMPLOYMENT HISTORY
-----------------            ------------------------------------------

Jacques Dikansky             President, Chief Executive Officer and Chairman of
                             the Board of Directors, Naturex S.A.; President and
                             Director, Naturex Inc.

Thierry Lambert              Chief Financial Officer, Vice President and
                             Director, Naturex S.A.; Vice President and
                             Director, Naturex Inc.

Stephane Ducroux             Director, Naturex S.A.; Vice President of Sales and
  300 Waverly Ave            Operations of Naturex, Inc. (since January 1,
  Mamaroneck, NY 10543       2001); sales representative of Naturex in the
                             United Kingdom (March 1, 2000-December 31, 2000)


            INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                          OF NATUREX ACQUISITION CORP.

     The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of Purchaser. All directors and officers listed below are citizens of the French Republic and assumed such positions on June 2, 2005. The business address for the directors and officers is Site D'Agroparc Montfavet, B.P. 1218, F-84911 Avignon Cedex, France.


NAME and BUSINESS            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
ADDRESS                      and FIVE YEAR EMPLOYMENT HISTORY
-----------------            ------------------------------------------

Jacques Dikansky             President, Chief Executive Officer and Director of
                             Naturex Acquisition Corp.; President, Chief
                             Executive Officer and Chairman of the Board of Directors, Naturex S.A.; President and Director,
                             Naturex Inc.

Thierry Lambert              Vice President and Director of Naturex Acquisition
                             Corp.; Chief Financial Officer, Vice President and

NAME and BUSINESS            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
ADDRESS                      and FIVE YEAR EMPLOYMENT HISTORY
-----------------            ------------------------------------------

                             Director, Naturex S.A.; Vice President and
                             Director, Naturex Inc.

Stephane Ducroux             Director, Naturex Acquisition Corp; Director,
  300 Waverly Ave            Naturex S.A.; Vice President of Sales and
  Mamaroneck, NY 10543       Operations of Naturex, Inc. (since January 1,
                             2001); sales representative of Naturex in the United Kingdom (March 1, 2000-December 31, 2000)